Exhibit 1.01

nVent Electric plc

Conflict Minerals Report
for the year ended December 31, 2021

Introduction and Summary

This Conflict Minerals Report (this “Report”) for the year ended December 31, 2021, is presented by nVent Electric plc (“nVent,” “we,” “our” or “us”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements pursuant to Section 13(p) of the Securities and Exchange Act of 1934 (“Section 13(p)”). The Rule imposes certain reporting obligations on SEC registrants who manufactured or contracted to manufacture products containing conflict minerals that are necessary to the functionality or production of those products. The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited by the Rule to tin, tantalum and tungsten (“Subject Minerals”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. The adjoining countries are the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola (collectively with the DRC, the “Covered Countries”).

Following a determination that Subject Minerals were necessary to the functionality or production of products that we manufactured or contracted to be manufactured during the calendar year 2021, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the Subject Minerals in our products originated in the Covered Countries. Based on our RCOI, we believe it is possible that our products could contain Subject Minerals that may have originated in the Covered Countries and, therefore, in accordance with the Rule, we performed due diligence on the source and chain of custody of the Subject Minerals in question. We designed our due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Company Overview

This Report reflects the activities of nVent and all of its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

nVent is a leading global provider of high-performance electrical connection and protection solutions. At nVent, we believe safer systems ensure a more secure world. We design, manufacture, market, install and service high performance products and solutions that connect and protect mission critical equipment, buildings and essential processes. We offer a comprehensive range of enclosures, electrical connection and fastening solutions and thermal management solutions across industry-leading brands that are recognized globally for quality, reliability and innovation.

We connect and protect our customers’ mission-critical equipment, improving performance, helping our customers avoid the high cost of failure and increasing productivity while reducing total cost of ownership. Our portfolio of premier, industry-leading brands dates back more than 100 years and includes CADDY, ERICO, HOFFMAN, RAYCHEM, SCHROFF and TRACER. Our products and solutions support a wide range of verticals, including Industrial, Commercial & Residential, Energy and Infrastructure.

Conflict Minerals Program & Policy

We have actively engaged with our customers and suppliers with respect to the use of Subject Minerals in the products we manufacture or contract to be manufactured.

In addition, we have adopted a Conflict Minerals Policy articulating our supply chain due diligence process and our commitment to our reporting obligations regarding Subject Minerals. Our policy is available on our website at https://www.nvent.com/en-us/about-nvent/supplierinformation.

Reasonable Country of Origin Inquiry

To determine whether the necessary Subject Minerals in our products originated in one or more of the Covered Countries, we retained Assent Compliance (“Assent”), a third-party service provider, to assist us in reviewing our supply chain. We provided a list of suppliers to Assent for upload to the Assent Compliance Manager tool (“ACM”). We deemed it impractical to filter this list to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of Subject Minerals in all components and materials supplied to us for our products.

We utilized the Responsible Minerals Initiative (“RMI”)’s Conflict Minerals Reporting Template (“CMRT”), version 6.1 or higher, to conduct a survey of all in-scope suppliers. During the supplier survey, we contacted suppliers via the ACM, a web-based platform provided by Assent that enabled us to complete and track supplier communications and allowed our suppliers to upload completed CMRTs directly to the platform for assessment and management. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, Question 1 of the CMRT asks suppliers whether any Subject Minerals are intentionally added or used in their products or are used in their production processes. Question 2 also asks if any Subject Minerals remain in their products. We also periodically reviewed the supplier list to ensure that irrelevant or “out of scope” suppliers were removed from the survey process. For example, we determined that any supplier that met one or more of the following criteria was out of scope:

•The company supplies packaging only (excluding labels).

•The company supplies us with items that do not end up in our products (including equipment used to make our products).

•The company is a test lab.

•The company is a service provider only.

•The company supplies us with polymers, gasketing, glass or plastic windows or air filters.

Assent requested that all remaining suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of the CMRT. Assent monitored and tracked all communications in the ACM for future reporting and transparency. We directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested that those suppliers complete the CMRT and submit their response to Assent.

Our program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. For example:

•Question 3 in the CMRT asks whether any of the supplier’s Subject Minerals originate from the Covered Countries. If a supplier provides related smelter or refiner information indicating that its Subject Minerals originated from a Covered Country, its response to this question must be “Yes.”

•Question 6 in the CMRT asks what percentage of relevant suppliers provided a response regarding the Subject Minerals.

•Question 7 in the CMRT asks whether the supplier has identified all smelters and refiners in its supply chain. If the supplier answers “Yes” to Question 7, then the answer to Question 6 must also be “Yes.”

All submitted forms are accepted and classified as either valid or invalid so that data is still retained. Suppliers are contacted regarding invalid CMRT responses and are encouraged to resubmit a valid response. Suppliers are also provided with guidance on how to correct validation errors.

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the lists of smelters maintained by the RMI and, if a supplier indicated that a facility was certified as conflict-free, confirmed that the facility was listed on the RMI’s list of validated conflict-free smelters and refiners of Subject Minerals. Our suppliers identified a total of 335 smelters and refiners that appear on the lists maintained by RMI. Of these 335 smelters and refiners, 230 have been validated as conflict-free by the RMI or a cross-recognized initiative and, based on information provided by the RMI, a further 13 smelters or refiners have agreed to undergo or are currently undergoing a third-party audit. Most of the CMRTs we received were made on a company- or division-level basis that did not allow us to identify which smelters or refiners listed by our suppliers actually processed the Subject Minerals contained in our products (if any).

Based on the results of this RCOI, we had reason to believe that some of the Subject Minerals in our products may have originated from the Covered Countries. As a result, in accordance with the Rule, we performed due diligence on the source and chain of custody of the Subject Minerals in question.

Design of Due Diligence

Our due diligence measures are designed to conform, in all material respects, with the framework in the OECD Guidance. The OECD Guidance identifies five aspects of due diligence that should be implemented and provides guidance as to how to implement each aspect. Our due diligence process design is intended to address each of these five aspects, namely:

1.Establishing strong company management systems regarding Subject Minerals.

2.Identifying and assessing risks in our supply chain.

3.Designing and implementing a strategy to respond to identified risks in our supply chain.

4.Utilizing independent third-party audits of supply chain diligence.

5.Publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mining of Subject Minerals. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined Subject Minerals or make purchases directly from the Covered Countries. The origin of the Subject Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Subject Mineral-containing derivatives. The smelters and refiners consolidate raw ore and therefore have the most direct knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1,” or direct, suppliers to provide information with respect to the origin of the Subject Minerals contained in the components and materials supplied to us.

Due Diligence Performed

1. Establish Strong Company Management Systems

Internal Compliance Team

We established a cross-functional conflict minerals compliance team that includes representatives from supply chain and material compliance, supported by the legal and finance teams. This team is responsible for implementing our Subject Mineral compliance strategy and briefing management about the results of our due diligence efforts.

We also use a third-party service provider, Assent, to assist us with evaluating supply chain information regarding Subject Minerals, identifying potential risks and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regards to Subject Minerals.

Control Systems and Supplier Engagement

We expect all of our suppliers to have policies and procedures in place to ensure that any Subject Minerals used in the production of the products sold to us do not directly or indirectly finance or benefit armed groups in the Covered Countries. We rely on our direct suppliers to provide information on the origin of the Subject Minerals contained in components and materials supplied to us, including sources of Subject Minerals that are supplied to them from lower-tier suppliers.

Our Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. We publicly post our Supplier Code of Conduct on our website, and if a supplier does not comply with its requirements, we take measures to evaluate whether to continue an ongoing relationship with that supplier. We review our Supplier Code of Conduct periodically to ensure it continues to align with industry best practices.

We also engage with suppliers directly to request that they complete a valid CMRT for the products that they supply to us. With respect to the recommendation in the OECD Guidance to strengthen engagement with suppliers, we have developed an internal procedure to engage with suppliers who do not provide valid CMRT responses.

Grievance Mechanisms

We have established grievance mechanisms, including an ethics hotline, whereby employees as well as suppliers and others outside of nVent can report violations of our policies, including with respect to Subject Mineral sourcing.

Maintain Records

We will retain documentation related to our Subject Mineral compliance program according to our corporate document retention policy.

2. Identifying and Assessing Risk in the Supply Chain

Due to our size, the complexity of our products and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks are identified automatically in ACM based on criteria established for supplier responses in the system. These risks are addressed by Assent and members of our internal conflict minerals compliance team who contact the supplier, gather pertinent data and perform an assessment of the supplier’s Subject Mineral status.

One risk we identified with respect to the calendar year 2021 reporting period related to the nature of the responses received. A large number of the responses received provided data at a company or divisional level, or suppliers were unable to specify the smelters or refiners used for the Subject Minerals in the components and materials supplied to us. Additionally, some suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

In accordance with OECD Guidance, it is important to identify and assess risks associated with Subject Minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified as being in our supply chain by suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a Subject Mineral processing facility that was operational during the 2021 calendar year.

In order to assess the risk that any of these smelters or refiners posed to our supply chain, Assent determined whether the smelter or refiner had been audited against a standard in conformance with the OECD Guidance, such as the RMI’s Responsible Minerals Assurance Process (“RMAP”). We do not typically have a direct relationship with Subject Mineral smelters and refiners and do not perform or direct audits of these entities within our supply chain. In cases where the smelter’s or refiner’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

As of May 5, 2022, we have validated 335 smelters or refiners as being in our supply chain. Because the vast majority of our suppliers submitted company- or divisional-level CMRTs, we cannot definitely determine the connection between any of those 335 smelters or refiners and the products we manufactured or contracted to be manufactured during calendar year 2021.

Each facility that meets the RMI definition of a smelter or refiner of Subject Minerals is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and Covered Countries.

•Limited known reserves or stocks of the applicable Subject Mineral in the country of origin.

•RMAP audit status.

•Credible evidence of unethical or conflict-related sourcing.

•Peer assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, we initiate risk mitigation activities. Through Assent, submissions that include any red-flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submitting a product-specific CMRT to us to better identify the connection between the red-flagged facility and the components and materials they supply to nVent and potentially removing the red-flagged smelter or refiner from their supply chain.

Pursuant to the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to Assent’s training platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated by Assent on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

•Question A – Have you established a conflict minerals sourcing policy?

•Question D – Have you implemented due diligence measures for conflict-free sourcing?

•Question F – Do you review due diligence information received from your suppliers against your company’s expectations?

•Question G – Does your review process include corrective action management?

When suppliers meet or exceed those criteria (by answering “Yes” to at least those four questions), we consider them to have a strong Subject Mineral compliance program. When suppliers do not meet those criteria, we consider them to have a weak Subject Mineral compliance program. At this time, we have identified 139 of our 670 suppliers, or 21%, who submitted a valid CMRT response as having a weak program. In 2022, we will further review weak submissions and continue to work with our Suppliers to reinforce our expectations under the nVent Supplier Code of Conduct.

3. Design and Implement a Strategy to Respond to Risks

Together with Assent, we developed processes to assess and respond to the risks identified in our supply chain. We send a series of escalating communications to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Rule.

4. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any Subject Mineral smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private-sector auditors to audit the source, including the mines of origin and the chain of custody of the Subject Minerals used by smelters and refiners that agree to participate in the program. Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

5. Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2021 and this Report in the Investor Relations section of our website at https://investors.nvent.com/financial-information/sec-filings/default.aspx. Information found on or accessed through our website is not considered part of this Report and is not incorporated by reference herein. We have also publicly filed our Form SD and this Report with the SEC.

Due Diligence Results

Survey Results

For the calendar year 2021, we received CMRT responses from 56% of suppliers surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found.

Smelters and Refiners and Countries of Origin

Because a majority of the responses received were provided at a company or division level, we are unable to associate specific smelters or refiners with specific components supplied to, and therefore products manufactured by, nVent. Additionally, we do not have sufficient information to conclusively determine the countries of origin of the Subject Minerals used in our products or to conclusively determine whether our Subject Minerals are from recycled or scrap sources. From the responses that we received, we identified six smelters that potentially pose a risk due to the presence of some red-flag indicators. For suppliers that identified these specific smelters of concern on their respective CMRTs, we created a new escalation plan. Assent contacted those suppliers to evaluate whether the red-flagged smelters and refiners could be connected to nVent products. The suppliers were asked to complete a product-level CMRT, rather than a company-level CMRT, to better identify the connection to products that they supply to us. Other suppliers were evaluated internally to determine whether they were in fact still active suppliers. If not, they were removed from the scope of data collection.

Steps to be Taken to Mitigate Risk

Since becoming an independent, publicly traded company on April 30, 2018, we have taken the following steps to improve our due diligence efforts, to further mitigate any risk that the necessary Subject Minerals in our products could benefit armed groups in the DRC or the other Covered Countries:

•Work more closely with our third-party service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process the Subject Minerals contained in our products.

•Engage with our suppliers more closely and provide suppliers with more information and training resources regarding responsible sourcing of Subject Minerals.

•Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

•Continue to include a Subject Mineral flow-down clause in new or renewed supplier contracts as well as included in the terms and conditions of each purchase order issued.

•Increase the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program.

Forward-Looking Statements
This Report contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Report, including, without limitation, statements regarding our Subject Mineral compliance plans, are forward-looking statements. These forward-looking statements generally are identified by the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “forecasts,” “should,” “would,” “positioned,” “strategy,” “future,” “are confident” or words, phrases or terms of similar substance or the negative thereof are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control. Numerous important factors described in this Report, including, among others, our ability to implement new software systems, our suppliers’ willingness and ability to comply with our Subject Mineral-related compliance requests, the degree to which we are able to determine our suppliers’ use of conflict-free smelters and refiners, the impact of industry-wide initiatives such as the RMAP, smelters’ and refiners’ willingness and ability to comply with the RMAP, our effectiveness in managing the Subject Mineral RCOI and due diligence processes and the costs of our compliance, could affect these statements and could cause actual results to differ materially from our expectations. All forward-looking statements speak only as of the date of this Report. We assume no obligation, and disclaim any duty, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.